

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

Jason K. Park
Chief Financial Officer
DraftKings Inc.
222 Berkeley Street, 5th Floor
Boston, MA 02116

      Re: DraftKings Inc.
          Annual Report on Form 10-K
          Filed February 17, 2023
          File No. 001-41379

Dear Jason K. Park:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K filed February 17, 2023

General

1. We note your disclosure that DraftKings Marketplace "is a digital collectibles (non-fungible token or "NFT") ecosystem designed for mainstream accessibility that offers curated initial NFT drops ("Primary Sales"). In addition to Primary Sales, owners of NFTs on Marketplace can list their NFTs for sale to other Marketplace customers ("Secondary Sales"). The revenue that the Company earns from Marketplace is primarily based on a specific percentage of the gross value of each Primary Sale or Secondary Sale." Your website also indicates that you are actively engaging in primary sales and facilitating secondary sales of NFTs. In connection with such activities, please:

   • Provide proposed disclosure that includes a materially complete description of your Marketplace, including identifying the underlying protocol, and the NFTs that are listed and traded on your Marketplace, and clarify who creates the NTFs; and
   • Explain to us how your Marketplace operates with respect to NFTs and your role in it. In this regard, describe in greater detail the services the Marketplace provides,

both in the creation of the NFTs and the subsequent listing and trading of the NFTs on your platform, and how prices are set in primary and resale transactions.

2. Provide us with your legal analysis that such NFTs sold on your Marketplace are not securities under Section 2(a)(1) of the Securities Act of 1933 and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. In responding to this comment, please address your operation of the Marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

3. Please provide proposed disclosure that includes a description of your internal processes for how you determine, or will determine as you expand your business, whether the NFTs listed and traded on your Marketplace are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the company's assessment. Finally, please address the potential regulatory risks under the U.S. federal securities laws if such NFTs are determined to be securities, such as compliance with Section 5 of the Securities Act or whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities Exchange Act of 1934.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 or Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott D Miller